Exhibit 12.1

Pathmark Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Successor Company						Predecessor Company
	52 Weeks Ended January 31, 2004		52 Weeks Ended February 1, 2003		52 Weeks Ended February 2, 2002	20 Weeks Ended February 3, 2001	33 Weeks Ended September 16, 2000		52 Weeks Ended January 29, 2000
Earnings (loss) before income taxes and cumulative effect of an accounting change	$28.3		$26.9		$(225.8)	$(62.8)	$322.3		$(29.8)
Fixed charges:
Interest expense	68.1		63.5		65.0	28.3	96.8		159.4
Write off of deferred financing costs	2.6		—		4.8	—	—		—
Amortization of deferred financing costs	2.2		1.8		2.3	0.9	2.6		4.4
Interest portion of rental expense	14.6		14.6		13.6	4.5	8.6		13.0
Total fixed charges	87.5		79.9		85.7	33.7	108.0		176.8

Earnings (loss), as adjusted	$115.8		$106.8		$(140.1)	$(29.1)	$430.3		$147.0

Ratio of earnings to fixed charges	1.32	x	1.34	x	—	—	3.98	x	—

Deficiency in earnings available to cover fixed charges	$—		$—		$(225.8)	$(62.8)	$—		$(29.8)